MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 20, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Institutional Tax-Free Cash Trust

Institutional Shares

Premier Shares

Federated Institutional Money Market Management

Eagle Shares

Institutional Shares

Capital Shares

Service Shares

Federated Institutional Prime Obligations Fund

Institutional Shares

Service Shares

Trust Shares

Capital Shares

Automated Shares

Federated Institutional Prime Value Obligations Fund

Capital Shares

Service Shares

Institutional Shares

(Collectively, the “Funds”)

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on September 8, 2016 on its Rule 485(a) Post-Effective Amendment No. 190 and Amendment No. 192, with respect to the Funds, submitted on July 25, 2016.

GLOBAL COMMENTS

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Where a comment asks for revised disclosure, or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. We note that your filing includes more than one prospectus. For brevity, we will not repeat comments on similar disclosure in the prospectuses. Please consider whether our comments apply to all of the prospectuses and respond accordingly.

Response: The Registrant understands and will respond as requested.

Comment 3. We note that the Staff has provided comments on other money market filings in recent months which addressed the 2014 Money Market Fund Reforms and, in some instances, requested improved strategy disclosure. Please confirm that you considered our prior comments, as appropriate.

Response: The Registrant confirms that it has reviewed the Commission’s prior comments and further confirms that these comments were considered in preparing Funds’ disclosure, policies and procedures in the Funds’ Prospectuses and Statements of Additional Information (SAI).

NOTE: To the extent that the following comments apply to more than one Fund, the Registrant has responded accordingly and will apply the response across all applicable Funds.

Federated Institutional Money Market Management

Comment 4. Regarding Footnote #1 in the Fee Table for Institutional Shares, please advise whether there is any intention to impose service fees within one year following effectiveness.

Regarding Footnote #2 in the Fee Table, please update the termination date to reflect October 1, 2017, as that is at least one year from the proposed effective date of the registration statement.

Regarding the Fee Table Example, please confirm the fee waiver expense reimbursement agreement is only reflected in the expense example for the initial term.

Response: With respect to Footnote #1, the Registrant confirms that, at this time, there is no expectation that the Board will impose service fees in the year following effectiveness of the registration statement. Should the Board approve an imposition of service fees, at any time, shareholders will be notified.

With respect to Footnote #2, the termination date will be changed to October 1, 2017 in all of the Funds.

With respect to the Example, the Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers for any of the Funds. All example calculations are based on gross expenses.

Comment 5. Please consider revising the first paragraph of “What are the Main Risks of Investing in the Fund?” for clarity, in particular the parenthetical explanation of amortized costs in accordance with SEC guidance.

Response: The Registrant respectfully acknowledges the comment and believes that the disclosure is clear and provides full disclosure regarding the Fund’s ability to value individual portfolio securities with remaining maturities of 60 days or less at amortized cost in accordance with SEC guidance. The Registrant also believes that the disclosure is consistent with other Federated money market funds, including Federated Institutional Prime 60 Day Fund which was recently reviewed and declared effective by the Staff, and, therefore, in order to achieve uniformity of disclosure across all of the relevant Federated funds, the Fund respectfully declines to make any changes in response to this comment.

Comment 6. Please update the Performance Bar Chart and Table to reflect year end December 31, 2015. Please update year to date performance as well.

Response:   The Registrant confirms that the updated data will be provided for each of the Funds in a Rule 485(b) filing to be submitted on or about September 26, 2016.

Comment 7. Under “Additional Factors Affecting Yield” in the Statutory Prospectus, please remove the reference to the ability to maintain a stable NAV in your discussion to ensure consistency with the transition to a fluctuating NAV money market fund.

Response: The Registrant will make the following change to section “Additional Factors Affecting Yield”:

“There is no guarantee that the Fund will provide a certain level of income or that any such income will exceed the rate of inflation. Further, the Fund's yield will vary. A low interest rate environment may prevent the Fund from providing a positive yield or paying Fund expenses out of current income ~~and could impair the Fund's ability to maintain a stable NAV~~. The Fund's yield could also be negatively affected (both in absolute terms and as compared to other money market funds) by aspects of its investment program (for example, its investment policies, strategies or limitations) or its operational policies (for example, its cut-off time for purchases and redemptions of Shares).

Federated Institutional Prime Obligations Fund

Comment 8. Performance Bar Chart – If it is true, please include a statement that the Fund’s AS and SS classes would have had substantially similar returns because the Fund’s shares are invested in the same portfolio of securities and returns would differ only to the extent that the classes do not have the same expenses. If this statement would not be accurate, please tell us why.

Response: The Registrant will update the relevant disclosure to include the following statement:

“The total returns for the AS Shares would have been substantially similar to the annual returns for the SS class over the same period because the classes are invested in the same portfolio of securities and would differ only to the extent the two classes do not have the same expenses.”

Comment 9. In the introductory paragraph under “What are the Specific Risks of Investing in the Fund?,” please confirm your intention to remove any references to your ability to maintain a stable NAV from the Prospectuses of any of the Funds.

Response: The Registrant confirms that it will remove certain references to “stable NAV,” namely in the introductory paragraph under “What are the Specific Risks of Investing in the Fund?” and, as discussed above in Comment 7, in the statutory prospectus section “Additional Factors Affecting Yield.”

The Registrant otherwise notes that the Funds’ Prospectuses will maintain references to stability of NAV or related disclosure in sections which are clearly identified as being applicable to the Funds prior to October 14, 2016.

Comment 10. Under “Rule 12b-1 Fees” in the section “Payments to Financial Intermediaries,” please revise the disclosure to clarify which classes are subject to the fee.

Response: The Fund will make the requested disclosure change.

Federated Institutional Tax-Free Cash Trust

Comment 11. On the cover page, please consider including the same legend here as provided for the other floating NAV Funds.

Response: The Registrant will add the following to its cover page to be consistent with the other floating NAV funds:

“Beginning on or about October 14, 2016, the Fund will be a “Floating Net Asset Value” Money Market Fund. The Share Price will fluctuate. It is possible to lose money by investing in the Fund.”

Comment 12. In Footnote #2 to the Fund’s Fee Tables, please revise the March 1, 2017 termination date associated with the Adviser’s additional voluntary fee waivers and expense reimbursements agreement so that the termination date is at least one year from the effectiveness of the registration statement.

Response: The Registrant confirms that it will change the termination date to October 1, 2017 in Footnote #2 to the Fund’s fee table.

Comment 13. We note the additional voluntary fee waivers and expense reimbursements agreement was effective February 26, 2016, and unlike the agreement under the advisory agreement, is not capped by the advisory fee. Please tell us the circumstances behind the decision to enter into the additional voluntary agreement, including the impact of the agreement on the NAV during the subsequent period. Please tell us what disclosure, if any, was included in Form N-CSR regarding the impact of the fee waivers and expense reimbursements agreement. If the fee waivers and expense reimbursements agreement was put into place to prevent a negative yield, that fact may be material disclosure that should be addressed where you discuss Fund performance.

Response: The Registrant confirms that the advisory agreement between the Fund and its adviser, Federated Investment Management Company (“FIMCO” or the “Adviser”) provides for an annual fee equal to 0.20% of the Fund’s average daily net assets. In addition, under the investment advisory contract, which is subject to annual review by the Fund’s Board of Trustees, the Adviser will waive the amount, limited to the amount of the advisory fee, by which the Fund’s aggregate annual operating expenses, including the investment advisory fee but excluding certain other expenses, exceed 0.45% of the its average daily net assets.

As a result of product rationalization and Federated’s seeking to maintain total expenses in line with other similar money market funds, it was determined that an additional fee waiver was necessary to align the Fund competitively with other similar money market funds. It was not intended or necessary to maintain a minimum interest rate yield or prevent a negative yield. The Registrant further confirms that the Fund’s Form N-CSR for the period ended April 30, 2016 provides appropriate disclosure regarding both the contractual and voluntary waivers in its Financial Statements and in its Notes to Financial Statements.

Further, the Registrant notes that the Fund’s Board of Trustees has determined that fee waiver and reimbursement agreements such as described above are routine and in the ordinary course of business and that such waivers and reimbursements necessary to maintain the stated prospectus expense limits of the funds and to maintain minimum class-level yields are not reasonably intended to increase or stabilize the value or liquidity of the Fund’s portfolio.

Comment 14. Please confirm your understanding of Item 16(g)(2) of Form N-1A requiring disclosure with respect to financial support and tell us if you believe the additional waiver and reimbursement agreement is routine or a form of support. In responding, please provide the legal and factual bases for your response within the SAI.

Response: The Registrant confirms its understanding of Item 16(g)(2) of Form N-1A requiring disclosure of financial support to money market funds. Further, the Registrant believes that the voluntary fee waiver and reimbursement agreement does not constitute financial support to the Fund and that such agreements are entered into routinely in the ordinary course of the Fund’s business to maintain the stated prospectus expense limits of the Fund, or if necessary to prevent negative yields. The Registrant considers this additional fee waiver to be routine due, in part, to the fact that Federated has implemented similar fee waivers on a regular basis across its investment company complex.

Further, the Registrant notes that the Fund’s Board of Trustees has determined that fee waiver and reimbursements such as described above are routine and in the ordinary course of business and that such waivers and reimbursements are not reasonably intended to increase or stabilize the value or liquidity of the Fund’s portfolio.

Comment 15. Within the SAI, please confirm your intention to update missing or stale information.

Response: The Registrant will update missing or stale information in any of the Funds’ SAIs.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal